PROGREEN PROPERTIES, INC.

6355 E. Surrey Road

Bloomfield, MI 48301

May 12, 2016

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen Properties, Inc. SEC Comment Letter dated February 22, 2016 Form 10-K for the fiscal year ended April 30, 2015 Filed August 13, 2015 File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen Properties, Inc. (the “Company”) to the comments set forth in your comment letter dated February 22, 2016 on the captioned filing (the “2015 Form 10-K”) under the Securities Exchange Act of 1934, as amended. On April 25, 2016, the Company filed amended Quarterly Reports on Form 10-Q for the periods ending July 31 and October 31, 2015 and January 31, 2016 (the “Amended Quarterly Reports”).

Form 10-Q for the period ended October 31, 2015

Item 4. Controls and Procedures, page 18

1.	Effectiveness of Disclosure Controls and Procedures. Each of the Amended Quarterly Reports for the first three quarters of fiscal 2016 is amended in one respect only: to state that the evaluation by our Chief Executive Officer at the end of the period covered by the report was that the Company’s disclosure controls and procedures were not effective, which is consistent with the evaluation of the Company’s disclosure controls and procedures set forth in the Company’s 2015 Form 10-K.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN PROPERTIES, INC.

By: /s/ Jan Telander

Jan Telander,

Chief Executive Officer